# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest Street, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 04/27/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-26-006237
Filed by CIK 0001920194
Persons authorized to receive notices and communications: Tice Brown, PO Box 20907, New York, New York (NY), 10009, (917) 232-9377

## Reporting persons
- Brown, Tice (CIK 0001920194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,342,022; shared voting power 0; sole dispositive power 3,342,022; shared dispositive power 0; aggregate amount beneficially owned 3,342,022 (12.1% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,753,494; shared voting power 0; sole dispositive power 2,753,494; shared dispositive power 0; aggregate amount beneficially owned 2,753,494 (10% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest Street, Suite 120, Round Rock, Texas (TX), 78665
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on February 3, 2026 (the "Original Schedule 13D"), as amended by (i) Amendment No. 1 filed with the SEC on February 23, 2026, (ii) Amendment No. 2 filed with the SEC on February 27, 2026, and (iii) Amendment No. 3 filed with the SEC on March 18, 2026, relating to the shares of common stock, $0.00001 par value per share (the "Shares"), of Empery Digital Inc. (the "Issuer"), a Delaware corporation. The Original Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D."

This Amendment is being filed to report the matters described in Item 4 and Item 7 below and to report in Item 5 a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a decrease in the aggregate number of Shares outstanding and not due to any transactions by the Reporting Persons. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 27, 2026, Tice P. Brown delivered a letter addressed to the stockholders and Board of Directors of the Issuer regarding the Issuer's share repurchase program and related governance matters. A copy of this letter is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, in accordance with the requirements of the Issuer's Bylaws, by letter dated February 26, 2026, Tice P. Brown delivered to the Issuer a notice (the "Notice") of his intent to nominate himself for election to the Issuer's Board of Directors (the "Nomination") at the Issuer's 2026 annual meeting of stockholders.

By letter dated March 26, 2026, the Issuer notified Mr. Brown that the Issuer had determined that the Notice purportedly failed to satisfy the requirements of the Bylaws and was thus invalid. Mr. Brown believes that the Issuer's rejection of the Notice is invalid.

Notwithstanding the foregoing, and without conceding the validity of the Issuer's rejection, Mr. Brown has determined not to proceed at this time with the Nomination for election at the Issuer's 2026 annual meeting of stockholders.

The Reporting Persons reserve the right to engage with the Issuer's management, Board of Directors and other stockholders regarding potential governance, strategic, operational, capital allocation or leadership changes. Depending on, among other things, the Issuer's actions and the Reporting Persons' ongoing evaluation of the Issuer and its alternatives, the Reporting Persons further reserve the right to take any actions they deem advisable with respect to the Issuer, which may include, without limitation, submitting one or more nominations or proposals in the future, seeking to effect changes in the composition of the Issuer's Board of Directors or management, proposing or participating in strategic transactions, or otherwise changing their intentions with respect to any and all matters described in this Item 4, in each case subject to applicable law.

Other than as described above and in the Schedule 13D (as previously amended), the Reporting Persons do not have any present plan or proposal which relates to or would result in any of the matters enumerated in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future, subject to applicable laws and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 27,667,402 Shares outstanding as of April 24, 2026, which is the difference obtained by subtracting (i) 2,146,395 pre-funded warrants reported as potentially exercisable in the Issuer's press release dated April 20, 2026 (the "Press Release") from (ii) the 29,813,797 Shares outstanding, as disclosed in the Press Release.

As of the date hereof, Tice P. Brown beneficially owned 3,342,022 Shares, constituting approximately 12.1% of the Shares outstanding.

As of the date hereof, Woodmont Investing LLC beneficially owned 2,753,494 Shares, constituting approximately 10.0% of the Shares outstanding.

2,753,494 of the 3,342,022 Shares reported are held by Woodmont Investing LLC, a single-member limited liability company wholly owned by Tice P. Brown, over which Shares Mr. Brown has sole voting and dispositive power.

320,000 of the 3,342,022 Shares reported are held in Tice P. Brown's Roth IRA, over which Shares Tice P. Brown has the sole voting and dispositive power.

268,528 of the 3,342,022 Shares reported are owned by Tice P. Brown directly.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Other than as expressly reported herein, each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.1 - Letter to the Board of Directors, dated April 27, 2026.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (04/27/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (04/27/2026)